PRESS RELEASE

FOR IMMEDIATE RELEASE
New CFO Appointed
Stock Options Granted

 Vancouver – October 15, 2007 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce that Mr. Martin Rip has been appointed as the new Chief Financial Officer for the Company and an incentive employee stock option grant has also been approved by the Board of Directors.

CZN wishes to thank Danesh Varma, the outgoing CFO, for his extended service with the company as CFO.

The Board is very pleased to have Martin Rip as the new CFO.  Mr. Rip is a Chartered Accountant with over 10 years experience in industry and public practice and is the former VP Finance and CFO of Pine Valley Mining Corporation.  Mr. Rip will be based in the Vancouver office.

Stock Options Granted

In addition the Board has approved the grant, subject to regulatory approval, of incentive stock options under the Company’s 10% Rolling Stock Option Plan to certain employees and contractors on a total of 695,000 shares, exercisable at the price of $0.94 per share until October 15, 2012.

Canadian Zinc has currently 120,213,962 shares outstanding and, including the grant approved today, a total of 4,865,000 shares subject to option outstanding under the Stock Option Plan.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground  mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit that is defined by a recently completed 43-101 compliant report which calculates a Measured and Indicated resource of 5.2 million tonnes grading 10.9% Pb, 11.4% Zn, 176 g/t Ag and 0.3% Cu along with an open ended Inferred resource of 5.5 million tonnes of 11.4% Pb, 13.5% Zn, 215 g/t Ag and 0.5% Cu.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-200

E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com